SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-3658

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First American Corporation

401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The First American Corporation

1 First American Way

Santa Ana, California 92707

The First American Corporation

401(k) Savings Plan

Contents

December 31, 2003 and 2002

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

The First American Corporation

401(k) Savings Plan

Audited Financial Statements and

Supplemental Schedule

As of December 31, 2003 and 2002, and for the Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The First American Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The First American Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial of statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

June 25, 2004

The First American Corporation

401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value	647,104,953	420,973,355
Participant loans	11,803,752	7,363,816

Total investments	658,908,705	428,337,171

Receivables
Dividends	1,497,253	891,051
Participant contributions	100,128	33,370
Employer contributions	50,493,790	42,376,441
Other	198,578	40,222

Total receivables	52,289,749	43,341,084

Cash	80	—

Total assets	711,198,534	471,678,255

Liabilities
Administrative expenses payable	25,380	43,624

Net assets available for benefits	$711,173,154	$471,634,631

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions
Net appreciation in fair value of investments	$133,488,332	$6,229,734
Interest income	989,007	1,049,062
Dividend income	9,020,281	6,275,002

Total investment income	143,497,620	13,553,798

Contributions
Participants	67,778,440	55,842,724
Employer	208,548	25,977
Employer non-cash discretionary profit sharing	50,493,790	42,376,441
Transfers	20,545,378	9,016,309

Total contributions	139,026,156	107,261,451

Total additions	282,523,776	120,815,249

Deductions
Benefits paid to participants	(42,391,649)	(31,192,627)
Administrative expenses	(593,604)	(544,313)

Total deductions	(42,985,253)	(31,736,940)

Increase in net assets	239,538,523	89,078,309

Net Assets Available for Benefits
Beginning of year	471,634,631	382,556,322

End of year	$711,173,154	$471,634,631

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

The following description of The First American Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by The First American Corporation (the “Company”). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 30 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan a participant may direct contributions in 1% increments to any of ten investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options daily.

The Company’s trustee and record keeper of the Plan are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Effective September 17, 2003, participants classified as non-highly compensated may contribute from 1% to 60% of pretax annual compensation. Participants classified as highly compensated may contribute from 1% to 15% of pretax annual compensation.

Prior to September 17, 2003 and for the 2002 plan year, participants were able to contribute from 1% to 15% of pretax annual compensation. Contributions are subject to certain limitations.

Subsequent to January 1, 2002, the Company basic match was discontinued. Additional discretionary profit matching amounts may be contributed by the Company at the discretion of the Company’s Board of Directors and are based on the pretax profitability of the Company for the year. Discretionary profit sharing contributions were $50,493,790 and $42,376,441 for the years ended December 31, 2003 and 2002, respectively. These amounts were paid by issuing The First American Corporation stock valued as the closing stock price on the date the contribution was received. Participants may also roll over distributions from other qualified 401(a) plans or Rollover (“Conduit”) Individual Retirement Accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) the earnings or losses, and charged with an allocation of administrative expenses. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Company’s contributions, plus actual earnings thereon.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Payment of Benefits

The plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code (“IRC”).

Loans

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan’s administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant’s account balance or $50,000 (which latter amount would be reduced if the participant had loans from the Plan outstanding during the one-year period preceding the day on which any new loan from the Plan would be made).

Transfers

During 2003 and 2002, there was a total of $20,545,378 and $9,016,309, respectively, in assets transferred into the Plan from other plans. Of the amount transferred in 2003, $20,438,622 was transferred as a result of the merger of the RELS Savings Plan into the Plan effective December 1, 2003. RELS Title Services, LLC, RELS, LLC and RELS Management are collectively referred to as the “RELS Companies” or “RELS”. RELS Title Services, LLC is owned 50.1% by First American Title Insurance Company and 49.9% by Foothill Capital Corporation. RELS, LLC is owned 50.1% by First American Real Estate Services, Inc. and 49.9% by Foothill Capital Corporation. The RELS Savings Plan adopted the Plan effective January 1, 2002, on that date eligible employees of the RELS Companies were able to participate in the Plan. In addition, certain amendments, as further described in Note 8, were made to the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at quoted market prices (except for the Money Market Fund, which is recorded at amortized cost which approximates market value). Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications

Certain 2002 amounts were reclassified to conform to the 2003 presentation.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2003	2002
Mutual funds
* Davis NY Venture A	$42,208,167	$26,210,692
* Fidelity Balanced	35,006,364	19,546,216
* Fidelity Low Price Stock	70,430,334	43,565,617
* Fidelity Diversified International	38,330,741	23,673,354
* Fidelity Large-Cap Stock	38,307,461	23,578,573
* Fidelity Retire Money Market	57,809,392	47,347,742
* Fidelity US Bond Index	32,493,606	27,207,676
Common stock
* The First American Corporation	297,154,800	197,707,265
Other	47,167,840	19,500,036

	$658,908,705	$428,337,171

*	Denotes party-in-interest

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

During 2003 and 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $133,488,332 and $6,229,734, respectively, as follows:

	2003	2002
Mutual funds	$56,779,069	$(23,230,838)
The First American Corporation common stock	76,530,091	29,460,572
Other common stock	179,172	—

	$133,488,332	$6,229,734

Investment Options

Participant contributions and investment earnings are directed by the Plan participants to the following investment options:

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Lehman Brothers Aggregate Bond Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index while maintaining similar risk characteristics.

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. In the Plan, the equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Wells Fargo Stock Fund

This fund invests in the Wells Fargo common stock and short-term money market funds. This is a frozen fund for Wells Fargo employees who were participants in the Wells Fargo Plan and who transferred employment to RELS on November 1, 1998. New contributions and transfers cannot be invested in the frozen fund and amounts transferred out of the Wells Fargo Stock Fund cannot be transferred back into the fund.

Company Stock Fund

This fund invests in the common shares of The First American Corporation and such other assets, awaiting investment in First American shares, as the plan trustee considers advisable.

4.	Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $143,143 and $154,209 for the years ended December 31, 2003 and 2002, respectively.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

The Plan held Company Stock with fair values of $297,154,800 and $197,707,265 at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, 9,981,687 and 8,905,733 shares of common stock are included in The First American Stock Fund, respectively. The Plan made purchases and sales of The First American Corporation Stock Fund during 2003 and 2002.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

6.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2003, that the Plan is designated in accordance with applicable section s of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended, as discussed in Note 8, since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Inactive Accounts

Net assets available for plan benefits as of December 31, 2003 and 2002, included approximately $104,610,800 and $64,324,856, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company, for which disbursement of their account balances has not yet been requested.

8.	Plan Amendments

During 2003 and 2002, the plan administrative committee approved amendments to the Plan. The most significant amendments not already disclosed are as follows:

•	As a result of the merger of the RELS Savings Plan, as discussed in Note 1, the Wells Fargo Stock Fund was transferred from the RELS Savings Plan to the Plan for former RELS Savings Plan participants who were already invested in the fund on December 1, 2003. No new contributions under this Plan will be deposited into this Wells Fargo Stock Fund. Income on and proceeds of sales of investments in the Wells Fargo Stock Fund shall not be reinvested in the fund and shall be invested in accordance with a participant’s investment directions. Dividends paid on the fund shall be invested in one or more of the other investment funds in accordance with a participant’s investment directions.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

•	The annual compensation of each participant taken into account in determining allocations for any Plan year beginning after December 31, 2002, shall not exceed $200,000.

•	Effective September 1, 2002, each participant age 50 or older before the close of the plan year is eligible to make catch-up contributions, as defined, for the respective plan year subject to IRC code section 414(v). Catch-up contributions will not entitle participants to additional Employer matching contributions.

•	Effective January 1, 2002, any matching contribution that relates to excess Pretax Deferral, as defined, shall be forfeited. These corrective steps shall be taken within 12 months after the Plan year to which the matching contributions relate.

The First American Corporation

401(k) Savings Plan

EIN: 95-1068610 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

As of December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Davis Funds	NY Venture A	N/A	$42,208,167
	Vanguard	Explorer Admiral Class	N/A	15,564,125
*	The First American Corporation	9,981,687 shares of common stock	N/A	297,154,800
*	Fidelity Group	Fidelity Balanced	N/A	35,006,364
*	Fidelity Group	Fidelity Low Price Stock	N/A	70,430,334
*	Fidelity Group	Fidelity Diversified International	N/A	38,330,741
*	Fidelity Group	Fidelity Large-Cap Stock	N/A	38,307,461
*	Fidelity Group	Fidelity Retirement Money Market	N/A	57,809,392
*	Fidelity Group	Fidelity US Bond Index	N/A	32,493,606
*	Fidelity Group	Fidelity US Equity Index Pool	N/A	12,801,598
	Wells Fargo & Company	114,234 shares of common stock and $270,982 in money market funds	N/A	6,998,365
*	Loans to participants	Maturities through January 2018 to with interest from 4.75 percent 11.5 percent	N/A	11,803,752

				$658,908,705

*	Denotes party-in-interest
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to participant-directed investments

Explanatory Note

This Form 11-K/A amends the Annual Report on Form 11-K filed June 28, 2004 only to correct a typographical error in Exhibit 23.1 (Consent of Independent Registered Certified Public Accounting Firm). The updated Consent of Independent Registered Certified Public Accounting Firm attached hereto as Exhibit 23.1 references the Registration Statement of The First American Corporation on Form S-8 with File No. 333-105428, instead of the Registration Statement of The First American Corporation on Form S-8 with File No. 333-113269. There are no changes to the previously filed financial statements of The First American Corporation 401(k) Savings Plan as of December 31, 2003 and 2002 and for the years then ended, and no other changes to the Annual Report on Form 11-K.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this amendment to annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRST AMERICAN CORPORATION
401(k) SAVINGS PLAN

Date: September 10, 2004	By:	/s/ Thomas A. Klemens
	Name:	Thomas A. Klemens
	Title:	Member of the above-described Committee